UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2013

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Limited Announces Third Quarter 2013 Results

•      Third quarter 2013 revenue of £178.6 million, up 8.8% on Q2 ‘13

•      Net income of £40.3 million or 35.56 pence per fully diluted share

•      Adjusted net income(1) of £25.8 million, or 22.76 pence per fully diluted share

•      Continuing strong momentum in Semiconductor and Flat panel revenues

•      Generated £46.0 million in cash from operations, and £38.5 million in management operating cash flow(2)

•      Ended the quarter with cash and cash equivalents of £107.3 million after repaying $31.4 million (£20.3 million) of the term loan during the quarter

•      Adjusted EBITDA rose to £45.1 million, delivering a 25.3% margin

Crawley, West Sussex, United Kingdom — November 1, 2013 — Edwards Group Limited (NASDAQ:EVAC) (“Edwards” or the “Company”) announced results of its operations for the third quarter ended September 30, 2013.

Jim Gentilcore, CEO of Edwards said: “We have continued to enjoy a positive market environment in both semiconductor and flat panel. Together these have helped to deliver another strong performance for the quarter as a whole, well above our initial guidance given at the end of July. Although General Vacuum revenues were marginally down on the second quarter, order activity was positive and positions us well for the final quarter of the year.

The acquisition of Edwards by the Swedish group Atlas Copco was announced on August 19 and ratified by our shareholders at an Extraordinary General Meeting on October 4.  We have been making good progress with the anti-trust clearances in various jurisdictions and will update the market in due course once they have all been received and the timetable for completion becomes clearer.  Given this progress, and as previously announced, we are not providing guidance for the fourth quarter.

At this time I would also like to extend my personal thanks to Edwards’ CFO, David Smith who has announced that he will leave the group at the end of the year to take up a significant new role.  Over his three years at Edwards, David was instrumental in the fundamental transformation of the Edwards’ business and operational footprint, delivering a substantially improved financial basis for the business.”

David Smith, Edwards’ CFO commented: “This has been a very good quarterly result with all metrics close to or above the top of our long term target range.  Operating cash flow was extremely strong, driven by gross margin up to over 41% and adjusted EBITDA margin was up over 3 points from the prior quarter.  These reflect the operational gearing inherent in the business, despite some adverse FX impact given the weakening dollar.  On a 9 month basis revenues are 5% above where we were at this time last year.”

On a sequential quarterly basis, revenue increased 8.8% to £178.6 million (Q2 2013: £164.1 million).  The Company recorded net income of £40.3 million, or 35.56 pence per diluted share (Q2 2013: £27.0 million, or 23.91 pence per diluted share) due to increased revenue driving higher margins and significant exchange gains of £21.5 million on the end-of-quarter revaluation of long term loans.

Adjusted net income grew by 50.0% to £25.8 million, or 22.76 pence per diluted share (Q2 2013: £17.2 million or 15.23 pence per diluted share), due to increased revenue and higher operating margins more than off-setting increases in sales and marketing expenses.  Adjusted EBITDA(3) increased to £45.1 million or 25.3% of revenue (Q2 2013: £36.2 million or 22.1% of revenue) and gross margin rose by 3.0 percentage points to 41.3%.

When compared to the third quarter of the prior year, revenue increased 26.8% from £140.9 million to £178.6 million, with both Semiconductor and Emerging Technology delivering strong growth.  Adjusted net income increased to £25.8 million or 22.76 pence per diluted share from £12.5 million or 11.08 pence per diluted share. Adjusted EBITDA increased from £26.0 million to £45.1 million and gross margin increased by 5.5 percentage points.

Key Data

	Three months ended September 30						Three months ended June 30
					%				%
	2013		2012		Change		2013		Change
	£m		£m				£m
Revenue	178.6		140.9		26.8%		164.1		8.8%

Gross Profit	73.7		50.4		46.2%		62.9		17.2%
Gross margin	41.3%		35.8%		5.5	pts	38.3%		3.0	pts

Net Income	40.3		16.5				27.0

Weighted average shares
- basic	112,850,259		112,848,333				112,848,492
- diluted(4)	113,334,750		112,848,333				112,919,230

	(pence)		(pence)				(pence)
Earnings per share - basic	35.71		14.62				23.93
Earnings per share - diluted	35.56		14.62				23.91

Adjusted EBITDA(3)	45.1		26.0		73.5%		36.2		24.6%
Adjusted EBITDA margin	25.3%		18.5%		6.8	pts	22.1%		3.2	pts

Adjusted Net Income(1)	25.8		12.5		106.4%		17.2		50.0%
Adjusted Net Income margin	14.4%		8.9%		5.5	pts	10.5%		3.9	pts

	(pence)		(pence)				(pence)

Adjusted net income per share - basic	22.86		11.08		106.4%		15.24		50.0%
Adjusted net income per share - diluted	22.76		11.08		105.4%		15.23		49.4%

Management operating cash flow(2)	38.5		19.5		97.4%		41.9		-8.1%

Cash and cash equivalents	107.3		96.5				109.1
Net debt(5)	(211.0)		(280.3)				(246.8)
Net leverage(6)	1.7	x	2.6	x			2.2	x

See Appendix for exchange rate information.

(1) Adjusted net income represents net income adjusted for restructuring and transaction costs, currency translation gain/(loss) on external and intra-group debt, purchase price accounting (“PPA”) amortization, non-cash compensation expense and tax shield on adjustments.

(2) Management operating cash flow is defined as Adjusted EBITDA less change in trade working capital, net cash payments for capital expenditures and other cash movements and non-cash items.

(3) Adjusted EBITDA represents net income excluding finance income and costs, taxation, depreciation, amortization, restructuring and transaction costs, profit or loss on sale of property, plant and equipment (“PP&E”) and non-cash compensation expense.

(4) On May 16, 2012, upon consummation of the IPO, there were approximately 112.8 million shares issued and outstanding. 1,250,000 options were issued in conjunction with the IPO under the company’s equity plan with a further 300,000 issued in February 2013 and 60,000 issued on June 15, 2013. In October 2012, 2,149,340 options were issued to employees under the Group-wide Share Save scheme.

(5) Net debt is defined as the sum of the First Lien Credit Agreement debt, the aggregate of other indebtedness including unamortized fees relating to bank term loans, deferred consideration, capital lease obligations and Japanese factoring in excess of US$30 million, less cash and deposits.

(6) Net leverage is defined by the First Lien credit agreement as amended and restated in March 2013 and is calculated in US Dollars. The amendment in March 2013 replaced Proforma Adjusted EBITDA as defined in the previous version of the agreement with Adjusted EBITDA as defined by the Company and used in this document. Reporting periods prior to Q1 2013 have not been restated for the leverage calculation. Net debt excludes unamortized fees relating to bank term loans for the purpose of calculating leverage.

Application Sector Performance

	Three months ended September 30			Three months ended June 30
			%		%
	2013	2012	increase /decrease	2013	increase /decrease
	£m	£m		£m

Semiconductor	71.0	45.4	56.4%	66.4	6.9%
General Vacuum	40.5	42.4	-4.5%	41.0	-1.2%
Emerging Technologies	24.7	11.4	116.7%	14.6	69.2%
Service	42.4	41.7	1.7%	42.1	0.7%
	178.6	140.9	26.8%	164.1	8.8%

Semiconductor revenues were up over 56% on the prior year and up nearly 7% on the prior quarter, reflecting the ongoing momentum seen throughout 2013.  The US remained the strongest region, driven by orders for sub-20nm fabs. Overall spend on Logic continued to be very strong, while Memory sector investment increased from the global majors and niche specialists.  Foundry investment was relatively stable in the quarter and OEM revenues continued to be robust.  On a year to date basis, Semiconductor was 2.3% above the prior year.

General Vacuum was down 4.5% on the prior year where there were some significant coating orders, but only marginally down on the prior quarter.  Scientific and R&D sectors were stable against the prior year, while Process rose sharply as a couple of significant power and refining infrastructure projects were completed in the quarter.  While order book momentum was strong in the quarter, Industrial revenues were lower against the strong prior year comparable, with the US region most affected by macro weakness. On a year to date basis, General Vacuum was 4.7% below the prior year.

Emerging Technologies’ revenue growth continued to be very positive, again delivering strong gains over both prior quarter and prior year.  With LED and Solar sectors stable, FPD sales were the driver of revenues being up 117%.  These included the completion of significant LCD orders to 3 new fabs in China and ongoing spend in Korea for OLED-related technology. On a year to date basis, Emerging Technologies was 68.7% above the prior year.

Service revenues grew 0.7% on the prior quarter, marking a third record quarter in the past 12 months. Asia continued to perform well, including China and Japan which were up strongly against both the prior quarter and the prior year.  While the poor macro environment impacted activity at certain customers in Europe, there was strong growth at a number of key semiconductor accounts in Taiwan.  The US macro environment was also a drag on regional performance, but offset by ongoing work with a major customer on a refresh project.  On a year to date basis, Service was 2.4% above the prior year.

Additional Quarterly Financial Information

Cost of sales for the third quarter was £104.9 million, an increase of £14.4 million compared to the prior year period reflecting high volumes. Gross profit margin was up 5.5 percentage points on the prior year and up 3.0 percentage points on the prior quarter at 41.3%.

Sales, general and administrative expenses were £27.0 million, an increase of £4.8 million compared to the prior year period, mainly due to an increase in variable compensation. Total spending on research and development before capitalization was £7.5 million, equating to 4.2% of revenue, with absolute spend increasing by £0.4 million compared to the prior year period. Restructuring and transaction costs incurred totaled £2.4 million including an accrual for £1.9 million with respect to fees to be incurred for the sale of the business to Atlas Copco.

The Company’s ending cash and cash equivalents balance at September 30, 2013 was £107.3 million (Q2 2013: £109.1 million).  During the third quarter, the Company generated £46.0 million in cash from operations. Management operating cash flow was strong at £38.5 million in the third quarter of 2013, an 85% cash conversion, up £19.0 million from the prior year period (Q3 2012: £19.5 million) with improvements in net working capital outweighing increased capital expenditure. Cash used in investing activities totaled £15.5 million, through continued investment in R&D, capex across manufacturing sites, the China/Taiwan projects and the acquisition of Gamma Vacuum.

The Company’s indebtedness at September 30, 2013 decreased by £37.7 million in the quarter to £320.3 million, due to a repayment of $31.4 million (£20.3 million) and favourable foreign exchange revaluations.  Overall, the Company’s net debt decreased by £35.8 million to £211.0 million with a net leverage ratio of 1.7x, achieving the objective of a debt ratio of under 2x well before our 2013 year end.

The Company recorded a tax charge of £10.1 million for the quarter, which equates to 20.0% of income before taxes.

Business Developments in Q3 2013

Within the quarter, Edwards announced and then completed the acquisition of Gamma Vacuum, a market leader in the design, manufacture and service of ultra-high vacuum (UHV) pumps. Founded in 2003, Gamma has a very strong reputation for the manufacture and distribution of Ion and Titanium Sublimation pumps, used in applications principally in the R&D sector such as for high energy physics, together with other R&D, Scientific and Industrial applications.  In 2012, Gamma had revenues in excess of US$9.0 million.

The transaction expanded Edwards’ General Vacuum product range into UHV, giving the capability to supply a total vacuum package from UHV through to atmospheric pumping.

Since completion there has been positive and active interest from customers for such total vacuum solutions, for applications such as electron microscopy.

Edward’s recent launch of the iPUP2 for less harsh semiconductor applications has been very well received by the market after its roll-out in various geographies, and has achieved a faster take-up than initially expected.  There has also been ongoing progress within a number of development projects, including field trials on 450mm-related turbo and new etch pumping solutions.  The ATEX certification for the CXS pump for chemical applications was also extended to cover pharmaceutical applications.

Further progress was made with the growth projects in China, including the construction of the new factory in Qingdao where the main building construction is underway and the factory steelwork has already been completed.  Alongside the infrastructure, local recruitment is gaining momentum.  In Xian, site preparations and ground works were commenced for the new service center following the granting of the business registration and license.  In the UK, the consolidation of the R&D teams through the final relocations to the new Global Technology Centre in Burgess Hill was completed on time.

About Edwards

Edwards is a leading developer and manufacturer of sophisticated vacuum products, abatement systems and related value-added services.  These are integral to manufacturing processes for semiconductors, flat panel displays, LEDs and solar cells; are used within an increasingly diverse range of industrial processes including power, glass and other coating applications, steel and other metallurgy, pharmaceutical and chemical; and for both scientific instruments and a wide range of R&D applications.

Edwards has over 3,200 full-time employees and 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations: Ross Hawley Head of Investor Relations Edwards +44 (0)1293 528844 investors@edwardsvacuum.com Monica Gould The Blueshirt Group +1 212 871-3927 monica@blueshirtgroup.com

Cautionary Statement Concerning Forward Looking Statements

This release includes forward-looking statements, beliefs or opinions, including statements with respect to the Company’s business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company’s control and all of which are based on management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. They appear in a number of places throughout this release and include statements regarding the intentions, beliefs or current expectations of management with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which the Company operates, most of which are difficult to predict and many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, the following: conditions in the global credit markets and the economy, including volatile conditions in Europe; capital expenditure cycles in the semiconductor and emerging technologies (FPD, Solar PV and LED) manufacturing industries; the Company’s ability to forecast demand for its products and services; growth in various end-markets; the Company’s ability to maintain existing customer relationships; the Company’s ability to timely and successfully develop and commercialize new products; the Company’s ability to meet customers’ quality standards, specifications, process-related performance requirements or delivery schedules; maintenance of the efficiency of the Company’s supply chain, the prices of its components and the capacity of its manufacturing operations; the Company’s ability to realize expected benefits from its restructuring program or future investments; the Company’s ability to retain key management and recruit and retain highly skilled and technical employees; reliance on proprietary and non-proprietary technology and processes;  competition in the Company’s markets; risks associated with doing business internationally;  fluctuations in foreign exchange rates; environmental and health and safety liabilities, regulatory compliance and expenditures; work stoppages or other labor disputes; and risks associated with the Company’s level of financial indebtedness and operating and financial restrictions in the First Lien Credit Agreement.

Edwards Group Limited

Consolidated Income Statement

(UNAUDITED)

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
	£m	£m	£m	£m
Revenue	178.6	140.9	486.9	463.9

Cost of sales	(104.9)	(90.5)	(298.1)	(293.7)

Gross Profit	73.7	50.4	188.8	170.2

Sales, general & admin excluding amortization	(27.0)	(22.2)	(78.5)	(71.8)
R&D costs excluding amortization	(5.4)	(5.2)	(15.9)	(15.9)
Restructuring and transaction (costs) / releases	(2.4)	(2.8)	8.9	(8.0)
Amortization	(4.9)	(4.6)	(15.1)	(13.6)
Total administrative expenses	(39.7)	(34.8)	(100.6)	(109.3)
Other (losses)/gains	(1.5)	(1.7)	0.4	(1.9)

Operating Income	32.5	13.9	88.6	59.0

Finance income and costs	17.9	4.8	(24.8)	(11.4)

Income before income taxes	50.4	18.7	63.8	47.6

Income tax expense	(10.1)	(2.2)	(13.9)	(6.2)

Net Income	40.3	16.5	49.9	41.4

Weighted average number of shares — basic	112,850,259	112,848,333	112,849,035	106,917,676
Weighted average number of shares — diluted	113,334,750	112,848,333	113,079,540	106,917,676

Earnings per share attributable to the equity holders of the company
	(pence)	(pence)	(pence)	(pence)
Earnings per share — basic	35.71	14.62	44.22	38.72

Earnings per share — diluted	35.56	14.62	44.13	38.72

Edwards Group Limited

Consolidated Balance Sheets

(UNAUDITED)

	September 30,	December 31,
	2013	2012
	£m	£m
Non-Current assets
Goodwill	202.6	205.0
Intangible assets	181.6	190.7
Property, plant and equipment	121.6	125.9
Other receivables	7.3	7.9
Deferred tax assets	14.1	19.4
Derivative financial instruments	3.4	2.3
	530.6	551.2

Current assets
Inventories	99.0	93.8
Trade receivables	88.1	78.4
Other receivables	21.2	15.6
Derivative financial instruments	6.9	5.2
Current tax receivables	0.4	1.6
Bank deposits	2.0	2.0
Cash and cash equivalents	107.3	98.2
	324.9	294.8
Total assets	855.5	846.0

Current liabilities
Borrowings and finance leases	(5.5)	(4.0)
Derivative financial instruments	(5.9)	(7.4)
Trade payables	(66.8)	(48.5)
Other payables	(54.0)	(39.1)
Provisions	(15.4)	(15.2)
Current tax liabilities	(9.9)	(1.5)
	(157.5)	(115.7)

Non-current liabilities
Borrowings and finance leases	(314.8)	(361.6)
Derivative financial instruments	(2.8)	(5.7)
Other payables	(3.9)	(3.3)
Provisions	(14.5)	(33.3)
Retirement benefit obligations	(14.4)	(14.9)
Deferred tax liabilities	(39.9)	(51.7)
	(390.3)	(470.5)
Share capital	(0.2)	(0.2)
Share premium	(53.8)	(53.8)
Reserves	(253.7)	(205.8)
Total equity attributable to shareholders of the company	(307.7)	(259.8)
Total equity and liabilities	(855.5)	(846.0)

Edwards Group Limited

Consolidated Statement of Cash Flows

(UNAUDITED)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
	£m	£m	£m	£m
Net Income	40.3	16.5	49.9	41.4

Adjusted for:
-taxation	10.1	2.2	13.9	6.2
-net finance cost	6.6	7.1	20.2	23.7
-unrealized foreign exchange	(23.9)	(11.3)	2.4	(13.9)
-amortization	4.9	4.6	15.1	13.6
-depreciation	4.2	4.3	12.7	12.4
-loss/(profit) on sale of property, plant & equipment	0.1	—	0.3	(0.6)
-share based compensation expenses	1.0	0.4	2.3	0.6
-changes in working capital and other items
-changes in inventories	(8.7)	4.1	(5.1)	(1.4)
-changes in receivables	4.4	11.8	(9.4)	19.6
-changes in payables	5.1	(18.8)	29.8	(33.2)
-changes in provisions	1.9	(1.1)	(16.5)	(6.9)
Cash generated from operations	46.0	19.8	115.6	61.5
Income tax paid	(2.0)	(2.4)	(5.5)	(4.7)
Net cash generated from operating activities	44.0	17.4	110.1	56.8
Purchases of property, plant and equipment	(4.6)	(3.7)	(9.4)	(11.6)
Sales of property, plant and equipment	0.1	0.2	0.1	0.3
Purchases of intangible assets	(4.6)	(2.4)	(11.6)	(8.0)
Acquisition of businesses	(6.5)	—	(6.5)	—
Interest received	0.1	0.2	0.3	0.6
Bank deposits	—	(2.1)	—	(2.1)
Total cash flows from investing activities	(15.5)	(7.8)	(27.1)	(20.8)
Interest paid	(5.8)	(6.4)	(19.0)	(21.0)
Proceeds from issue of shares	—	—	—	53.7
Drawdown of debt	0.6	—	1.7	—
Repayment of debt	(20.6)	(5.6)	(49.8)	(63.9)
Payment of transaction fees	—	—	(6.5)	—
Total cash flows from financing activities	(25.8)	(12.0)	(73.6)	(31.2)

Net increase in cash and cash equivalents	2.7	(2.4)	9.4	4.8

Cash and cash equivalents at the beginning of the period	109.1	100.4	98.2	91.8
Effects of foreign exchange rate changes	(4.5)	(1.5)	(0.3)	(0.1)
Cash and cash equivalents at the end of the period	107.3	96.5	107.3	96.5
Cash and cash equivalents comprise:
Cash at bank and in hand	107.3	96.5	107.3	96.5

Reconciliation of Non-GAAP Measures

Adjusted EBITDA, Adjusted net income and Management operating cash flow are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or net income as indicators of the Company’s operating performance or any other measure of performance derived in accordance with IFRS. Further, because Adjusted EBITDA, Adjusted net income and Management operating cash flow (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures.

Management uses Adjusted EBITDA as a performance measure. In addition, management believes it is useful for investors because it is used in the calculation of applicable interest rates, mandatory prepayments and certain covenant baskets under the First Lien Credit Agreement.

The Company believes Adjusted net income provides investors with helpful information with respect to the performance of the Company’s operations and management uses Adjusted net income to evaluate its ongoing operations and for internal planning and forecasting purposes. Adjusted net income is not a measure of liquidity.

Management uses Management operating cash flow, which is derived from Adjusted EBITDA, to understand the factors that impact cash flow generated by operations, absent various exceptional items that effect cash generation and as a measure to help allocate resources. In addition, management believes Management operating cash flow is useful to investors as it provides them with additional information about the Company’s performance. Management operating cash flow is not a measure of liquidity.

	Three months ended September 30		Three months ended June 30	Nine months ended September 30
Unaudited	2013	2012	2013	2013
	£m	£m	£m	£m
Net Income	40.3	16.5	27.0	49.9
Interest	6.6	7.1	6.4	20.2
Taxation	10.1	2.2	7.7	13.9
Depreciation	4.2	4.3	4.3	12.7
Amortization	4.9	4.6	5.0	15.1
EBITDA	66.1	34.7	50.4	111.8

Finance income and costs excluding interest	(24.5)	(11.9)	0.9	4.6
Restructuring and transaction costs / (releases)	2.4	2.8	(16.0)	(8.9)
Loss on sales of PP&E (excluding amounts charged to restructuring and transaction costs)	0.1	—	0.2	0.3
Share based compensation expenses	1.0	0.4	0.7	2.3
Adjusted EBITDA	45.1	26.0	36.2	110.1

Changes in trade working capital	0.4	(3.3)	11.8	14.4
Net cash payments for capital expenditures	(8.3)	(5.1)	(6.4)	(19.5)
Other cash movements and non-cash items	1.3	1.9	0.3	(1.9)
Management operating cash flow	38.5	19.5	41.9	103.1

Net Income	40.3	16.5	27.0	49.9
Restructuring and transaction costs / (releases)	2.4	2.8	(16.0)	(8.9)
Currency translation (gain) / loss	(24.5)	(11.9)	0.9	4.6
PPA amortization	2.4	2.6	2.4	7.3
Share based compensation expenses	1.0	0.4	0.7	2.3
Tax shield on adjustments	4.2	2.1	2.2	(1.4)
Adjusted net income	25.8	12.5	17.2	53.8

Additional Information and Notes to the Financial Statements

1.                                      Basis of Presentation

Edwards Group Limited was incorporated in the Cayman Islands on February 10, 2012. To facilitate the issuing of ADSs on NASDAQ, on April 5, 2012, the entire issued share capital of Edwards Holdco Limited was acquired by Edwards Group Limited and implemented by way of a Scheme of Arrangement.  As a result, Edwards Group Limited owns all of the outstanding ordinary shares of Edwards Holdco Limited. Prior to the share offering the Company conducted its business solely through Edwards Group plc (now known as Edwards Holdco Limited) and its subsidiaries.

Subsequent to the restructuring, Edwards Group Limited has become the parent of Edwards Holdco Limited and its subsidiaries. Edwards Group Limited is a Cayman Islands exempt company incorporated with limited liability. Edwards Group Limited is resident for tax purposes in the United Kingdom.

The Quarterly Financial Report for the three months ended September 30, 2013 has been prepared on the same basis as the audited consolidated financial statements of Edwards Group Ltd for the year ended December 31, 2012 and includes all adjustments necessary for the fair presentation of the information for the quarters presented. The Financial Statements are stated in pounds sterling (GBP). The Quarterly Financial Report is unaudited.

2.                                      Revenue by Geography

	Three months			Three months
	ended September 30,			ended June 30,
	2013	2012		2013
	£m	£m	% increase	£m	% increase
			/decrease		/decrease
Europe	28.5	22.5	26.7%	26.2	8.8%
Americas	60.6	45.1	34.4%	57.7	5.0%
South Korea	33.3	21.2	57.1%	25.3	31.6%
Japan	16.0	18.2	-12.1%	14.8	8.1%
Taiwan	15.8	14.9	6.0%	17.5	-9.7%
China	17.3	12.8	35.2%	15.0	15.3%
Other Asia	7.1	6.2	14.5%	7.6	-6.6%
Total sales	178.6	140.9	26.8%	164.1	8.8%

3.                                      Administrative Expenses

	Three months ended September 30,
	2013	2012
	£m	£m
Sales and marketing	12.0	11.4
General and administrative (excluding amortization)	9.0	9.0
Share based compensation	0.9	0.4
Bonus	5.1	1.4
Sales, general and administrative expenses (excluding amortization)	27.0	22.2
R&D excluding amortization	5.4	5.2
Restructuring and transaction costs	2.4	2.8
Amortization (excluding PPA amortization)	2.5	2.0
PPA amortization	2.4	2.6
Total administrative expenses	39.7	34.8

4.                                      Restructuring and Transaction Costs

	Three months ended September 30,
	2013	2012
	£m	£m
Restructuring (releases)/costs	(0.4)	2.4
Transaction costs	2.8	0.4
Restructuring and transaction costs	2.4	2.8

5.                                      Research and Development Costs (excluding amortization)

	Three months ended September 30,
	2013	2012
	£m	£m
Research and development expensed in the income statement excluding amortization	5.4	5.2
Capitalization of development expenditure	2.1	1.9
Total research and development spending	7.5	7.1
Research and development spending as a percentage of revenue	4.2%	5.0%

6.                                      Finance Income and Costs

	Three months ended September 30,
	2013	2012
	£m	£m
Interest income and (costs)	(5.6)	(5.9)
Foreign exchange gains on bank and intra-group loans	24.5	11.9
Fees and amortization of fees	(1.0)	(1.2)
Finance income and costs	17.9	4.8

7.                                      Capital Expenditures

	Three months
	ended September 30,
	2013	2012
	£m	£m
Research and development capitalized	2.1	1.9
Property plant & equipment (PP&E) and other intangibles	6.2	3.4
Restructuring PP&E	0.9	0.8
Total capital expenditure	9.2	6.1

8.                                      Long Term Debt

On March 26, 2013, Edwards entered into an amendment and restatement agreement to the First Lien Credit Agreement.  The amendment, among other things, refinanced and replaced the Company’s existing credit facilities with a $560 million term loan facility and a $90 million revolving facility which is undrawn, and extended the maturity date of the term loan facility and the revolving facility to March 31, 2020 and March 31, 2018, respectively. Edwards incurred arrangement fees with respect to the facilities of £6.5 million (USD 9.8 million). In connection with the amendment the Company repaid an $11.5 million tranche of the term loan due in May 2014 and $6.6 million of the original loan.

On May 31, 2013, the Company repaid a further tranche of £15.2 million (USD 23.0 million) of the term loan and on June 28, 2013 made a scheduled repayment of £0.9 million (USD 1.4 million).

On August 30, 2013, the Company repaid a further tranche of £19.4 million (USD 30.0 million) of the term loan and on September 30, 2013 made a scheduled repayment of £0.9 million (USD 1.4 million).

As a result of extending and amending the First Lien Agreement the company took the opportunity to review its internal subsidiary funding arrangements.  As the Group does not have any plans to repay certain intercompany loans, which are long term in nature, to reflect this the Company has changed the treatment of these loans to be net investments in foreign operations.  This means the loans from the Group’s main UK subsidiary company Edwards Limited to each of Edwards Korea and Edwards Japan and the loan from Edwards Japan to Edwards Limited will be treated in a similar method to Intercompany equity investments.  One consequence is that any foreign exchange gains or losses will be dealt with in Other comprehensive income rather than included in Finance income and costs in the Income Statement. Foreign exchange gains or losses on intercompany loans will continue to be excluded from Adjusted Net Income.

9                                         Reconciliation of Net Debt

	As of January 1,	Cash	Other non- cash	Exchange	As of September 30,
	2013	flow	movements	movements	2013
	£m	£m	£m	£m	£m

Cash and cash equivalents	98.2	9.4	—	(0.3)	107.3
Bank deposits	2.0	—	—	—	2.0
Cash at bank	100.2	9.4	—	(0.3)	109.3

Bank term loans	(355.6)	48.3	—	(4.0)	(311.3)
Unamortized fees relating to the bank term loans	4.9	6.5	(1.8)	—	9.6
Other loans	(10.8)	(0.6)	—	—	(11.4)
Deferred consideration	—	(3.5)		0.1	(3.4)
Finance leases	(4.1)	0.4	—	(0.1)	(3.8)
Total borrowings and finance leases	(365.6)	51.1	(1.8)	(4.0)	(320.3)

Total Net Debt	(265.4)	60.5	(1.8)	(4.3)	(211.0)

On August 30, 2013 the Group acquired the whole of the business and assets of Gamma Vacuum.

The total purchase consideration comprised USD 10.0 million on completion and USD 6.0 million deferred consideration. The deferred consideration is payable in three equal instalments in August 2014, 2015 and 2016, and is discounted to its fair value of £3.5 million

10.                               Shares outstanding

		Basic		Diluted
	Shares Outstanding	Weighted average shares Quarter	Weighted average shares Year to date	Weighted average shares Quarter	Weighted average shares Year to date

December 2012	112,848,333	112,848,333	108,408,442	112,848,333	108,408,442
March 2013	112,848,333	112,848,333	112,848,333	112,850,376	112,850,376
June 2013	112,849,128	112,848,492	112,848,413	112,919,230	112,859,179
Sept 2013	112,850,872	112,850,259	112,849,035	113,334,750	113,079,540

Appendix:                                    Supplemental Information for Lenders Under the First Lien Credit Agreement

	December 31,	March 31,	June 30,	Sept 30,
	2012	2013	2013	2013	LTM
	$m	$m	$m	$m	$m
Adjusted EBITDA	33.4	44.8	55.6	70.3	204.1

Secured facilities
First lien					504.2
Total senior debt					504.2

Other borrowings					30.1
Total senior debt and other					534.3

Less:
Cash and cash equivalents					173.8
Bank deposits					3.2
Total cash at bank					177.0

Consolidated net debt					357.3

Net Leverage					1.7	x

On March 26, 2013, The Company entered into an amendment and restatement agreement to the First Lien Credit Agreement.  The amendment in March 2013 replaced Proforma Adjusted EBITDA as defined in the previous version of the agreement with Adjusted EBITDA as defined by the Company and used in this document. The principal difference is that Proforma Adjusted EBITDA excluded the capitalization of Development Expenditure. Net leverage in reporting periods prior to Q1 2013 have not been restated.

Exchange Rates

Exchange rates for US Dollar against Pounds Sterling for the four periods are based on the closing mid-point spot rates at 4:00 pm (London time) derived from WM /Reuters and as published by the Financial Times. Quarterly average rates are calculated using the average of the daily rates during the relevant period.  Rates for the three months ended, September 30, 2012, December 31, 2012, March 31, 2013, June 30, 2013 and September 30, 2013 were: 1.5791, 1.6059, 1.5548, 1.5355 and 1.5587 respectively.

Exchange rates for US Dollar against Pounds Sterling are based on the closing mid-point spot rates at 4:00 pm (London time) derived from WM /Reuters and as published by the Financial Times, and comprise 1.6148 for September 30, 2012, 1.6255 for December 31, 2012, 1.5185 for March 31, 2013, 1.5167 for June 30, 2013 and 1.6194 for September 30, 2013.

Monthly average rates are calculated using the average of the daily rates during the month and comprise 1.5589 for July 2012; 1.5713 for August 2012: 1.6104 for September 2012; 1.6081 for October 2012; 1.5965 for November 2012; 1.6133 for December 2012, 1.5988 for January 2013; 1.5512 for February 2013; 1.5077 for March 2013, 1.5295 for April 2013, 1.5305 for May 2013, 1.5478 for June 2013, 1.5450 for July 2013, 1.5496 for August 2013 and 1.5831 for September 2013.

EVAC-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2013	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay
	Name:	ADAM RAMSAY
	Title:	GENERAL COUNSEL